UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Cardinal Health Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14149Y108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

17,277,503 deemed beneficially owned due to reporting person’s ownership of Macquarie Bank Limited, Macquarie Investment Management Holdings Inc.. Macquarie Investment Management Business Trust, Macquarie Investment Management Austria Kapitalanlage AG, and Macquarie Capital (USA) Inc. whose individual holdings are shown on the following forms.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.90%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Bank Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

17,277,503 deemed beneficially owned due to reporting person’s ownership of Macquarie Funds Macquarie Investment Management Holdings Inc., Macquarie Investment Management Business Trust, Macquarie Investment Management Austria Kapitalanlage AG and Macquarie Capital (USA) Inc. whose individual holdings are shown on the following forms.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.90%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Investment Management Holdings Inc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,792,240
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,792,240
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,243,961 deemed beneficially owned due to reporting person’s ownership of Macquarie Investment Management Business Trust
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 5.90%
12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Investment Management Business Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,792,240
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 16,792,240
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,243,961
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒
11.	Percent of Class Represented by Amount in Row (9) 5.90%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Investment Management Australia Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,100
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,100
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Capital (USA) Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,743
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 6,743
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,743
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 14149Y108

1.	Names of Reporting Persons Macquarie Investment Management Austria Kapitalanlage AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Vienna, Austria

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,700
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,700
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,700
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

	(a)	Name of Issuer Cardinal Health Inc.

	(b)	Address of Issuer’s Principal Executive Offices 7000 Cardinal Place Dublin, Ohio 43017

Item 2.

(a)

Name of Person Filing

This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Bank Limited, Macquarie Investment Management Holdings Inc, Macquarie Investment Management Business Trust, Macquarie Investment Management Australia, Macquarie Investment Management Austria Kapitalanlage AG

(b)

Address of Principal Business Office or, if none, Residence

The principal business address of Macquarie Group Limited, Macquarie Bank Limited and Macquarie Investment Management Australia Limited is 50 Martin Place Sydney, New South Wales, Australia. The principal business address of Macquarie Investment Management Holdings Inc. and Macquarie Investment Management Business Trust is 2005 Market Street, Philadelphia, PA 19103. The principal business address of Macquarie Investment Management Austria Kapitalanlage AG is L3, Kaerntner Strasse 28, Vienna C4 1010. The principal business address of Macquarie Capital (USA) Inc. is 125 W 55th Street, New York, NY 10019

(c)

Citizenship

Macquarie Group Limited, Macquarie Bank Limited, Macquarie Investment Management Australia Limited – Sydney, New South Wales, Australia Corporation

Macquarie Investment Management Holdings Inc. and Macquarie Investment Management Business Trust – incorporated or formed under the laws of the State of Delaware. Macquarie Investment Management Austria Kapitalanlage AG – Vienna. Macquarie Capital (USA) Inc. – New York, NY

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 14149Y108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§ 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See responses on the cover page hereto.

	(b)	Percent of class: See responses on the cover page hereto.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote See responses on the cover page hereto.

		(ii)	Shared power to vote or to direct the vote 0

		(iii)	Sole power to dispose or to direct the disposition of See responses on the cover page hereto.

		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Exhibit A.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	February 12, 2020
Date

/s/ Paul Peduto	/s/ Charles Glorioso
Signature	Signature

Paul Peduto Attorney-in-Fact	Charles Glorioso Division Director

Macquarie Bank Limited	February 12, 2020
Date

/s/ Paul Peduto	/s/ Charles Glorioso
Signature	Signature

Paul Peduto Attorney-in-Fact	Charles Glorioso Division Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Investment Management Holdings, Inc.	February 12, 2020
Date

/s/ Brian L. Murray
Signature

Brian L. Murray Chief Compliance Officer

Macquarie Investment Management Business Trust	February 12, 2020
Date

/s/ Brian L. Murray
Signature

Brian L. Murray Chief Compliance Officer

EXHIBIT A

AGREEMENT TO FILE JOINT ACQUISITION STATEMENTS

AGREEMENT made this 7th day of FEBRUARY, 2018 by and between Delaware FundsSM by Macquarie listed on Annex A hereto, Macquarie Investment Management Business Trust, Macquarie Investment Management Holdings, Inc, and the Macquarie Parties listed on Annex B hereto (collectively referred to as the “parties”).

WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1.    In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security. Additional persons who may after the date hereof be deemed to be the direct or indirect beneficial owners of the same equity security as a party hereto and required to be reported to the Securities and Exchange Commission (a “New Party”) may be added as a party this agreement by signing a counterpart hereof. An amendment to this agreement is deemed effective upon the signature of such new party and the amendment of the applicable Annex which may be affixed to this agreement as amended. Each party hereto agrees that this agreement, as it may be amended from time to time as provided herein, is a valid and binding agreement of each such party.

2.    With respect to each Joint Acquisition Statement in which a party joins, each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning such party; but each such party shall not be responsible for the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information with respect to such other parties is inaccurate.

3.    The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.

DELAWARE FUNDSSM BY MACQUARIE (listed on Annex A hereto)

ATTEST BY:

/s/ Brian L. Murray	/s/ David Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David Connor General Counsel

MACQUARIE INVESTMENT MANAGEMENT BUSINESS TRUST

/s/ Brian L. Murray	/s/ David Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David Connor General Counsel

MACQUARIE INVESTMENT MANAGEMENT HOLDINGS, INC.

/s/ Brian L. Murray	/s/ David Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David Connor General Counsel

THE MACQUARIE PARTIES (LISTED ON ANNEX B HERETO)

ATTEST BY:

/s/ Paul Peduto	/s/ Charles Glorioso
Signature	Signature

Paul Peduto Attorney-in-Fact	Charles Glorioso Associate Director

Annex A—Delaware FundsSM by Macquarie

DELAWARE GROUP EQUITY FUNDS I

DELAWARE GROUP EQUITY FUNDS II

DELAWARE GROUP EQUITY FUNDS IV

DELAWARE GROUP EQUITY FUNDS V

DELAWARE GROUP INCOME FUNDS

DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

DELAWARE GROUP CASH RESERVE

DELAWARE GROUP GOVERNMENT FUND

DELAWARE GROUP STATE TAX-FREE INCOME TRUST

DELAWARE GROUP TAX-FREE FUND

DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS

DELAWARE GROUP ADVISER FUNDS

DELAWARE VIP TRUST

DELAWARE POOLED TRUST

DELAWARE GROUP FOUNDATION FUNDS

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

VOYAGEUR INSURED FUNDS

VOYAGEUR INTERMEDIATE TAX FREE FUNDS

VOYAGEUR MUTUAL FUNDS

VOYAGEUR MUTUAL FUNDS II

VOYAGEUR MUTUAL FUNDS III

VOYAGEUR TAX FREE FUNDS

DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND

DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.

Annex B—the Macquarie Parties

Macquarie Group Limited

Macquarie Bank Limited

Macquarie Affiliated Managers (USA) Inc.

Macquarie Affiliated Managers Holdings (USA) Inc.

Macquarie Americas Holdings Pty Ltd.

Macquarie B.H. Pty Limited

Macquarie FG Holdings Inc.

Macquarie Funding Holdings Inc.

Macquarie Investment Management Limited

EXHIBIT B

Powers of Attorney for Macquarie Group Limited and Macquarie Bank Limited incorporated by reference to 13G filings made by Macquarie Group Limited and Macquarie Bank Limited on September 9, 2011.